                                                                     EXHIBIT 11
                    Burlington Northern Inc. and Subsidiaries
                     Computation of Earnings per Common Share
                       (In millions, except per share data)


Year ended December 31,                                1994      1993    1992
- --------------------------------------------------------------------------------
Net income
- ----------
  Primary:
    Net income.....................................  $  416    $  296    $  278
    Convertible and mandatory redeemable preferred
      stock dividends..............................     (22)      (22)       (3)
                                                      -----     -----     -----
    Net income available for common shareholders...  $  394    $  274    $  275
                                                      =====     =====     =====

  Fully diluted:
    Net income available for common shareholders...  $  394    $  274    $  275
    Dividends on convertible preferred stock,
      assuming conversion..........................      22        22         2
                                                      -----     -----     -----
                                                     $  416    $  296    $  277
                                                      =====     =====     =====

Weighted average number of shares
- ---------------------------------
  Primary:
    Average common shares outstanding..............    89.1      88.6      87.8
    Common share equivalents resulting from assumed
      exercise of stock options....................     1.1       1.1        .8
                                                      -----     -----     -----
                                                       90.2      89.7      88.6
                                                      =====     =====     =====
  Fully diluted:
    Average common shares outstanding..............    89.1      88.6      87.8
    Common share equivalents resulting from assumed
      conversion of convertible preferred stock (1)     7.4       7.4        .7
    Common share equivalents resulting from assumed
      exercise of stock options assuming full
      dilution.....................................     1.0       1.2       1.0
                                                      -----     -----     -----
                                                       97.5      97.2      89.5
                                                      =====     =====     =====
Earnings per common share:
  Primary..........................................  $ 4.37    $ 3.06    $ 3.11
  Fully diluted....................................    4.27      3.04      3.10



  Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Fully diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. An average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end-of-period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share. Redeemable preferred stock dividends were not significant to any period presented.

  Earnings per common share may not compute due to the level of rounding in this exhibit.

(1) Conversion of the preferred stock was based on a November 1992 issuance date.